Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR ANNOUNCES THE SUCCESSFUL PLACEMENT, BY ITS SUBSIDIARY AEROPUERTO DE CANCÚN, S.A. DE C.V., OF 6.711% SENIOR NOTES DUE 2031 AND 7.491% SENIOR NOTES DUE 2036

Mexico City, October 8, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (BMV: ASUR; NYSE: ASR) (“ASUR” or the “Company”) ASUR, a leading airport group in the Americas with operations in Mexico, Brazil, the U.S., Colombia and the Caribbean, hereby informs the investing public that its subsidiary Aeropuerto de Cancún, S.A. de C.V. (“Aeropuerto de Cancún”) completed the offering and sale of (i) U.S.$900,000,000.00 aggregate principal amount of senior notes, bearing interest at 6.711% per annum and maturing on October 8, 2031, and (ii) U.S.$900,000,000.00 aggregate principal amount of senior notes, bearing interest at 7.491% per annum and maturing on October 8, 2036 (together, the “Notes”).

The Notes received the following ratings: BBB from S&P Global Ratings and BBB+ from Fitch Ratings.

ASUR intends to use the net proceeds from the Notes to: (i) pay, prepay or refinance in full the outstanding principal amount of the Ps.6,390,000,000 senior unsecured bridge credit facility dated December 5, 2025, entered into among Aeropuerto de Cancún and ASUR US Commercial Airports, LLC, as borrowers, and the Company, as guarantor, in connection with the acquisition of ASUR US Commercial Airports, LLC; and (ii) pay, prepay or refinance in full the outstanding principal amount of the U.S.$1,299,000,000.00 senior unsecured bridge credit facility dated August 14, 2026, entered into among Aeropuerto de Cancún, as borrower, and the Company, as guarantor, in connection with the acquisition of Companhia de Participações em Concessões. The remaining proceeds may be used to pay, prepay or refinance other financial liabilities and for general corporate purposes.

The Notes settled on October 8, 2026 and are expected to be listed on the Singapore Exchange Securities Trading Limited (the “SGX-ST”).

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any other jurisdiction. The Notes were offered pursuant to Rule 144A under the Securities Act (“Rule 144A”) and outside the United States, to persons other than U.S. persons in reliance on Regulation S under the Securities Act (“Regulation S”).

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY COUNTRY OR JURISDICTION, INCLUDING MEXICO AND THE UNITED STATES. THE NOTES MAY NOT BE OFFERED OR SOLD PUBLICLY IN MEXICO WITHOUT THE PRIOR AUTHORIZATION OF THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISIÓN NACIONAL BANCARIA Y DE VALORES) (THE “CNBV”) IN ACCORDANCE WITH THE MEXICAN SECURITIES MARKET LAW (LEY DEL MERCADO DE VALORES) AND OTHER APPLICABLE PROVISIONS, AND WITHOUT THE CORRESPONDING REGISTRATION OF THE NOTES WITH THE MEXICAN NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE CNBV, EXCEPT THAT THE NOTES MAY BE OFFERED OR SOLD TO INSTITUTIONAL OR QUALIFIED INVESTORS IN MEXICO SOLELY PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE MEXICAN SECURITIES MARKET LAW. THE OFFERING OF THE NOTES HAS NOT BEEN AND WILL NOT BE REVIEWED OR AUTHORIZED BY THE CNBV. THE NOTES HAVE NOT BEEN AND MAY NOT BE PUBLICLY OFFERED OR DISTRIBUTED IN MEXICO. THE ACQUISITION OF THE NOTES BY ANY INVESTOR RESIDENT IN MEXICO SHALL BE MADE AT SUCH INVESTOR'S OWN RISK AND RESPONSIBILITY.

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport group with a diversified portfolio of 36 airport concessions across the Americas and a commercial services platform in the U.S. ASUR operates nine airports in southeastern Mexico, including Cancún International Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; and six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia. ASUR also holds a controlling interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. The Company has recently acquired 100% of CPC Aeroporto's stake to operate 17 airports in Brazil, Latin America’s largest aviation market by passenger traffic, as well as one airport each in Costa Rica, Curaçao, and Ecuador. ASUR also operates a commercial services platform in the U.S. through ASUR Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International. Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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